UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39600

EQONEX LIMITED

(Translation of registrant’s name into English)

118 Piccadilly

Mayfair, London WIJ 7NW

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Reference is made to the Report on Form 6-K made by Eqonex Limited (the “Company”) on November 15, 2022 (the “November 15 Form 6-K”) in relation to the preparation of the Singapore statutory financial statements for the Company and its subsidiaries (collectively, the “Group”) for the year ended March 31, 2022, to be delivered to the Company’s shareholders prior to the Annual General Meeting. Unless otherwise defined, capitalized terms used in this Form 6-K have the same meanings as those defined in the November 15 Form 6-K.

Application by the Company to be placed under judicial management in Singapore

The Company wishes to announce that it has today filed a voluntary application with the High Court of the Republic of Singapore (the “Court”) to place the Company under (a) judicial management pursuant to section 91 of the Insolvency, Restructuring and Dissolution Act 2018 of Singapore (the “IRDA”) (the “JM Application”), and (b) interim judicial management pursuant to section 92 of the IRDA pending the determination of the JM Application (together with the JM Application, the “Applications”).

The Company announced on November 15, 2022 that there were significant doubts as to the Group’s ability to continue as a going concern and the sufficiency of the Group’s working capital to meet its short-term financial obligations. In order to address these liquidity issues, the Group has been in negotiation with potential investors to obtain equity financing through the issuance of new shares, and in negotiation with Bifinity seeking, amongst other things, a waiver of breaches and an amendment of terms under the Loan Agreement. Unfortunately, despite the Group’s best efforts, these negotiations have not been successful.

Accordingly, the Applications are intended to preserve and maximize value for all stakeholders (including the Group’s customers and creditors), and to establish a stable platform to seek an optimum solution for the benefit of the Group’s stakeholders.

The board of directors of the Company have, in the Applications, proposed the appointment of Mr. Joshua James Taylor and Ms. Chew Ee Ling, both of Alvarez & Marsal (SE Asia) Pte. Ltd. as the joint and several judicial managers and interim judicial managers of the Company to manage its affairs, business and property, for the purpose of achieving one or more of the statutory purposes of judicial management, namely:

(a)	the survival of the Company, or the whole or part of its undertaking, as a going concern,

(b)	the approval under section 210 of the Companies Act 1967 of Singapore or section 71 of the IRDA of a compromise or an arrangement between the Company and any such persons as are mentioned in the applicable section, and

(c)	a more advantageous realization of the Company’s assets or property than on a winding up.

Following the filing of the Applications, an automatic statutory moratorium has been imposed from the date of the Applications until the determination of the JM Application, during which period, no step may be taken to enforce any security over any property of the Company, and no other legal proceedings may be commenced or continued against the Company, except with the leave of the Court and subject to such terms as the Court may impose.

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The Applications will be heard on a date to be fixed by the Court.

Further announcements will be made as soon as practicable to update the shareholders of the Company and the market on the developments relating to the Applications and any associated restructuring transaction. For the avoidance of doubt, no concrete or binding restructuring plan or transaction has been undertaken by the Company as at the date of this Form 6-K.

Other members of the Group

In addition to the Applications, please note that the following members of the Group have also voluntarily commenced or will imminently commence liquidation in order to preserve their respective assets and maximize value for their respective stakeholders:

(a)	Diginex Limited (“Diginex”) has been placed into creditors’ voluntary liquidation today, in accordance with the Companies (Winding Up and Miscellaneous Provisions) Ordinance, Chapter 32 of the laws of Hong Kong. Ms. Wing Sze Tiffany Wong and Mr. Edward Simon Middleton, both of Alvarez & Marsal Asia Limited, have been nominated as joint and several liquidators of Diginex; and

(b)	Eqonex Capital Pte. Ltd. (“Eqonex Capital”) is expected to be placed into creditors’ voluntary liquidation pursuant to section 161(1) of the IRDA. Mr. Joshua James Taylor and Ms. Chew Ee Ling, both of Alvarez & Marsal (SE Asia) Pte. Ltd. are expected to be appointed as joint and several provisional liquidators of Eqonex Capital.

For the avoidance of doubt, other members of the Group, Digivault Limited and Bletchley Park Asset Management (Hong Kong) Limited are not in any insolvency proceedings. Digivault Limited will commence a controlled voluntary wind-down with the view of finding an alternative solution.

The Company and the Group continue to evaluate all strategic alternatives to maximize value for stakeholders and will make further announcements as and when there are material and relevant developments.

Annual General Meeting of the Company

The Company announced on November 15, 2022 (such notification being, the “AGM Notice”) that it will hold its Annual General Meeting of Shareholders on November 29, 2022 (Tuesday) at 8:00 P.M. (Singapore Time) / 8:00 A.M. (Eastern Time). In light of the significant developments set forth above, it may no longer be appropriate for the shareholders of the Company to consider and pass the resolutions proposed in the AGM Notice.

The Company or, if applicable, its interim judicial managers will provide further details of any changes relating to the Annual General Meeting of the Company in due course.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX LIMITED

Date: November 21, 2022	By:	/s/ Chi-Won Yoon
	Name:	Chi-Won Yoon
	Title:	Chairman

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